Exhibit 99.1

CLPS Incorporation

c/o Unit 1102, 11th Floor, Millennium City III
370 Kwun Tong Road

Kwun Tong, Kowloon

Hong Kong SAR

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held on May 17, 2022

To the Shareholders of CLPS Incorporation:

Notice is hereby given that the Annual Meeting of the Shareholders of CLPS Incorporation (the “Company”) will be held on May 17, 2022 at 10 AM China time (or May 16, at 10 PM Eastern Daylight Time), at the Company’s principal executive office in Hong Kong SAR. The meeting is called for the following purposes:

1.	To elect directors, each to serve until the next Annual Meeting of Shareholders or until each successor is duly elected and qualified; and

2.	To transact any other business that is properly brought before the Annual Meeting or any adjournment or postponement thereof.

The close of business on March 28, 2022 has been fixed as the record date for the purpose of determining the shareholders entitled to notice of, and to vote at, the meeting. The register of members of the Company will not be closed. The date on which this Proxy Statement and the accompanying form of proxy card will first be mailed or given to the Company’s shareholders is on or about April 7, 2022.

All shareholders are cordially invited to attend the meeting. Whether or not you expect to attend, you are respectfully requested by the Board of Directors to sign, date and return the enclosed proxy card promptly. Shareholders who appoint proxies retain the right to revoke them at any time prior to the voting thereof. A return envelope which requires no postage if mailed in the United States is enclosed for your convenience. This Proxy Statement, a form of proxy card and our most recent Annual Report are available, free of charge, online at the following internet address: https://www.cstproxy.com/clpsglobal/2022.

By Order of the Board of Directors,

/s/ Raymond Ming Hui Lin
Title: Chief Executive Officer

Dated: April 7, 2022

IMPORTANT

Your vote is important. Accordingly, you are urged to sign and return the accompanying proxy card whether or not you plan to attend the meeting. If you do attend the meeting and are a record holder, you may vote by ballot at the meeting, and your proxy will be deemed to be revoked. If you hold your shares in street name and wish to vote your shares at the meeting, you should contact your broker about getting a proxy appointing you to vote your shares.

CLPS INCORPORATION

TABLE OF CONTENTS

Page No.
PROXY STATEMENT	1
ELECTION OF DIRECTORS (PROPOSAL NO. 1)	3
THE BOARD AND BOARD COMMITTEES	4
REPORT OF THE AUDIT COMMITTEE	7
DIRECTOR COMPENSATION	14
EXECUTIVE OFFICERS	11
MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	19

i

CLPS INCORPORATION

c/o Unit 1102, 11th Floor, Millennium City III
370 Kwun Tong Road

Kwun Tong, Kowloon

Hong Kong SAR

Tel: +852 37073600

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of CLPS Incorporation (the “Company,” “CLPS” “we,” “us,” or “our”) for the Annual Meeting of Shareholders to be held at the Company’s principal executive office, at Unit 1102, 11th Floor, Millennium City III, 370 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong SAR on May 17, 2022 at 10AM local China time (or May 16 at 10PM Eastern Daylight Time) and for any adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. The Company will bear the costs of this solicitation.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy card on which no instruction is specified will be voted in favor of the actions described in this Proxy Statement and for the election of the nominees set forth under the caption “Election of Directors.” Any shareholder appointing such a proxy has the power to revoke it at any time before it is voted. If you are a holder of record, written notice of such revocation should be forwarded to Continental Stock Transfer & Trust Company, 1 State Street, 30th Floor, New York NY 10004-1561, facsimile: 212-616-7613, Attn: Proxy Services. If you hold your shares in street name, you should contact your broker about revoking your proxy.

 The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding Shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

VOTING SECURITIES

Only holders of our common shares of record at the close of business on March 28, 2022 (the “Record Date”) are entitled to vote at the meeting. On the Record Date, the Company had 21,513,822 common shares outstanding and entitled to vote at the Annual Meeting. For purposes of voting at the Annual Meeting, each common share is entitled to one vote upon all matters to be acted upon at the meeting. No business may be transacted at any meeting of shareholders unless a quorum is present at the commencement of business. The presence of one or more shareholders entitled to vote and present in person or by proxy representing not less than one third of the total issued voting shares of the Company throughout the meeting shall constitute a quorum.

Election of directors must be approved by the affirmative vote of a simple majority of the votes of the common shares entitled to vote thereon which were present at the Annual Meeting and were voted. The affirmative vote of a simple majority of the votes cast in person or by proxy at the Annual Meeting and entitled to vote is required to ratify the appointment of independent auditors. A “majority vote” means that a proposal passes if it receives a majority of the votes cast by, or on behalf of, the shareholders entitled to vote and present at the meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by, or on behalf of, the shareholders entitled to vote at a meeting, while a special resolution requires the affirmative vote of a majority of at least two-thirds of such shareholders as, being entitled to do so, vote in person or by proxy of which notice specifying the intention to propose the resolution as a special resolution has been duly given. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

Only Shares that are voted are taken into account in determining the proportion of votes cast for the election of directors. Any Shares not voted (whether by abstention, broker non-vote or otherwise) will therefore only impact the election of directors to the extent that the failure to vote for any individual may result in another individual’s receiving a larger proportion of votes cast. Similarly, any Shares not voted (whether by abstention, broker non-vote or otherwise) will only impact the percentage of votes cast for or against the other matters. Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved.

The Annual Meeting will be postponed if a quorum is not present at the Annual Meeting. For purposes of determining the presence of a quorum, abstentions and broker non-votes will be counted as present. A broker non-vote occurs when a broker or nominee holding shares for a beneficial owner signs and returns a proxy but does not vote on a particular proposal because the broker or nominee does not have discretionary voting power and has not received instructions from the beneficial owner. If a quorum is not present, the meeting shall stand adjourned to the same time and place seven days hence, or to such other time or place as is determined by the directors (unless the meeting was requisitioned by the shareholders, in which case such meeting shall be cancelled if a quorum is not present). If a quorum is present, the meeting may be adjourned by the chairman of the meeting by the consent of shareholders who are represented constituting a quorum. The meeting may be rescheduled at the time of the adjournment with no further notice of the rescheduled time (except such notice provided at the meeting at which the adjournment decision was made) if the meeting is adjourned for seven clear days or less. Should a meeting be adjourned for more than seven days, whether because of a lack of quorum or otherwise, shareholders shall be given at least seven days’ notice of the date, time and place of the adjourned meeting and the general nature of the business to be transacted. An adjournment will have no effect on the business to be conducted.

Our Memorandum and Articles of Association do not contain any provisions that allow cumulative voting for elections of directors.

The Company is soliciting your vote through the use of the mail and will bear the cost of this solicitation. The Company does not intend to employ third party solicitors, but our directors, officers, employees, and consultants may solicit proxies by mail, telephone, personal contact, or through online methods; to the extent they do so, the Company will reimburse their expenses for doing this. The Company will also reimburse brokers, fiduciaries, and custodians for their costs in forwarding proxy materials to beneficial owners of the Company’s stock. Other proxy solicitation expenses include those for preparation, mailing, returning, and tabulating the proxies.

The Board is not proposing any action for which the applicable rules and laws provide a right of a shareholder to obtain appraisal of or payment for such shareholder’s shares.

Copies of the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2021 as filed with the Securities and Exchange Commission are being sent to all shareholders along with this proxy statement. Additional copies will be furnished without charge to shareholders upon written request. Exhibits to the Annual Report will be provided upon written request. All written requests should be directed to the Company at its main office in Hong Kong SAR. The Company is subject to certain disclosure requirements of the Securities Exchange Act of 1934, as amended. The SEC maintains a website that contains various filings and reports regarding companies that file electronically with the SEC. The SEC’s website address is www.sec.gov. In addition, our filings may be inspected and copied at the public reference facilities of the SEC located at 100 F Street, N.E. Washington, DC 20549; and at the SEC’s regional offices at 233 Broadway, New York, NY 10279 and Citicorp Center, 500 West Madison Street, Room 1400, Chicago, IL 60661. Copies of the material may also be obtained upon request and payment of the appropriate fee from the Public Reference Section of the SEC located at 100 F Street, N.E., Washington, DC 20549.

VOTING PROCEDURES

If you are a shareholder of record, you may vote in person at the Annual Meeting.

We will give you a ballot sheet when you arrive. If you do not wish to vote in person or you will not be attending the annual meeting, you may vote by proxy. If you have received a printed copy of these proxy materials by mail, you may vote by proxy using the enclosed proxy card. To vote by proxy using the enclosed proxy card (only if you have received a printed copy of these proxy materials by mail), complete, sign and date your proxy card and return it promptly in the envelope provided. If you intend to vote by proxy, your vote must be received by 5:30 p.m., local China time on May 16, 2022 to be counted.

If your shares are registered in your name, you are a shareholder of record with respect to those shares. On the other hand, if your shares are registered in the name of your broker or bank, your shares are held in street name and you are considered the “beneficial owner” of the shares. As the beneficial owner of those shares, you have the right to direct your broker or bank how to vote your shares, and you will receive separate instructions from your broker or bank describing how to vote your shares.

If you give a proxy, you may revoke it at any time before it is exercised. You may revoke your proxy in three ways:

1.	You may send in another proxy with a later date.

2.	You may notify us in writing (or if the stockholder is a corporation, under its corporate seal, by an officer or attorney of the corporation) at our principal executive offices before the Annual Meeting that you are revoking your proxy.

3.	You may vote in person at the Annual Meeting.

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PROPOSAL 1

ELECTION OF DIRECTORS

The Nominating Committee of the Board has recommended that the Board nominate and the Board has nominated Xiao Feng Yang, Raymond Ming Hui Lin, Zhaohui Feng, Chong Seng Kee, and Jin He Shao, each to serve until the next Annual Meeting of Shareholders or until each successor is duly elected and qualified. It is intended that the proxy appointed by the accompanying proxy card will vote for the election, as directors, of the persons named below, unless the proxy card contains contrary instructions.

The Company has no reason to believe that any of the nominees will not be a candidate or will be unable to serve as director. However, in the event that any of the nominees should become unable or unwilling to serve as a director, the persons named in the proxy have advised that they will vote for the election of such person or persons as shall be designated by the directors, unless the proxy card contains contrary instructions.

The following pages set forth the names of director nominees, their respective principal occupations, positions with the Company, and brief employment history of the past five years, including the names of other publicly-held companies of which each serves or has served as a director during the past five years:

Xiao Feng Yang is the chairman of the board of the Company and has been a director of the Company since May 11, 2017. Mr. Yang has over 20 years of executive management and operational experience in the IT services business. From October 2012 to August 2020, Mr. Yang served as chairman and president of CLPS. From April 2009 to October 2012, Mr. Yang served as deputy general manager of ADP China managing the service operations of HR BPO in China. Prior to 2002, Mr. Yang was the Human Resource Director of Phillips. Mr. Yang graduated from Tongji University, Shanghai, China, with a Bachelor’s degree in electrical engineering. Mr. Yang received his MBA degree both from Shanghai University of Finance and Economics and Webster University (US). The Board of Directors determined that Xiao Feng Yang should continue serving as our Chairman given his pivotal role in the Company’s founding and long-term vision.

Raymond Ming Hui Lin, is the chief executive officer and director of the Company and has been a director of the Company since December 7, 2017. Mr. Lin joined CLPS in February 2009 as chief executive officer. From January 2008 to January 2009, Mr. Lin was a business consultant of VanceInfo after VanceInfo acquired A-IT Software (Shanghai) Co. Ltd. Mr. Lin acted as general manager of A-IT Software (Shanghai) Co. Ltd. from April 2002 to December 2007. Mr. Lin is an IT outsourcing service veteran with a deep understanding of IT talent acquisition, training, development and service delivery. He has developed and pioneered the first kind of training programs for mainframe and VisionPLUS (a credit card processing solution) in China, which has made CLPS as one of the largest mainframe resource powerhouse and the VisionPLUS project team in Greater China. In 2015, Mr. Lin became the MSE senior advisor in Fudan University, Shanghai, China. The Board of Directors determined that Raymond Ming Hui Lin should continue serving as our director given his pivotal role in the Company’s founding, day-to-day operations and long-term vision.

Zhaohui Feng is an independent director of the Company and as a member of the Audit Committee and Compensation Committee and the Chair of the Nominating Committee of the Board of Directors since July 1, 2020. From March 2017 to present, Mr. Feng has been the general manager at Dalian Wanda Commercial Properties Co., Ltd. From February 2016 to March 2017, Mr. Feng served as the founder and chief executive officer at Shanghai Gold Education Data System Ltd., Co. From December 2013 to January 2016, Mr. Feng served as the general manager and chief operating officer at Beijing Zhide Chuanghui Network Technology Inc. Mr. Feng received a Master’s Degree in Computer Science from Southern Illinois University and a Bachelor’s Degree in Computer Science and Technology from the University of Science and Technology of China. The Board determined that Mr. Feng should serve as our director based on his industry knowledge and experience.

Chong Seng Kee is an independent director of the Company and has been a director of the Company since September 4, 2019. Mr. Kee spent a career in the information technology industry, most recently as an operation manager at Citibank from 2003 until his full retirement in 2015. The Board has determined that Chong Seng Kee should serve as our director based on his industry, finance and business experience and expertise.

Jin He Shao is an independent director of the Company and has been a director of the Company since January 11, 2018. From January 2002 to present, Mr. Shao has been a partner at Shanghai Huajin Accounting & Consulting Professional Services. From August 1995 to December 2001, he served as senior tax manager at Phillips (China) Investment Co., Ltd. Mr. Shao received a joint MBA degree from Shanghai University of Finance & Economics and The Webster University. Mr. Shao is qualified as a PRC CPA. In addition, Mr. Shao attended Shanghai Grain College where he majored in finance and accounting, and STV University where he majored in auditing. The Board has determined that Mr. Shao should serve as our director based on his knowledge of the Company’s operations as well as his financial and accounting experience and expertise.

None of the events listed in Item 401(f) of Regulation S-K has occurred during the past ten years that is material to the evaluation of the ability or integrity of any of our directors, director nominees or executive officers. To the best of our knowledge, there have been no events under any bankruptcy act, criminal proceedings, judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of the Company during the past ten years and there have been no material proceedings to which any director or executive officer is a party adverse to the Company or any of its subsidiaries or has any material interest averse to the Company or any of its subsidiaries.

THE BOARD AND BOARD COMMITTEES

During the 2021 fiscal year, the Board met via teleconference for a total of 8 times. All of the directors of the Board at the time attended 75% or more of the aggregate of meetings of the Board and meetings of any committee which such director is a member. Each director nominated above is expected to participate, either in person or via teleconference, in meetings of our Board and meetings of committees of our Board in which each director is a member, and to spend the time necessary to properly discharge such director’s respective duties and responsibilities. We do not have a written policy with regard to directors’ attendance at annual meetings of shareholders; however, all directors are encouraged to attend the annual meeting.

Composition of Board; Risk Oversight

Our Board of Directors presently consists of five directors. Pursuant to our memorandum and articles of association, our officers will be elected by and serve at the discretion of the Board. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by resolution of our shareholders. A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors, or becomes physically or mentally incapable of acting as director. There are no family relationships between any of our executive officers and directors. Officers are elected by, and serve at the discretion of, the Board. Our Board holds meetings on at least a quarterly basis. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

There is no formal requirement under the Company’s memorandum and articles of association mandating that we hold an annual meeting of our shareholders.

There are no family relationships between any of our executive officers and directors. Officers are elected by, and serve at the discretion of, the board of directors. Our Board holds meetings on at least a quarterly basis. As a smaller reporting company under the NASDAQ rules we are only required to maintain a board of directors comprised of at least 50% independent directors, and an audit committee of at least two members, comprised solely of independent directors who also meet the requirements of Rule 10A-3 under the Securities Exchange Act of 1934. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting.

Our Board plays a significant role in our risk oversight and makes all relevant Company decisions. As such, it is important for us to have our Chief Executive Officer serve on the Board as he plays key roles in the risk oversight or the Company. As a smaller reporting company with a small Board, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Director Independence

Our Board has reviewed the independence of our directors, applying the NASDAQ independence standards. Based on this review, the Board determined that each of Zhaohui Feng, Chong Seng Kee and Jin He Shao are “independent” within the meaning of the NASDAQ rules. In making this determination, our Board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board deemed relevant in determining their independence.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Board Committees

Currently, three committees have been established under the board: the Audit Committee, the Compensation Committee and the Nominating Committee.

The Audit Committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The Compensation Committee reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The Nominating Committee is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The Nominating Committee considers diversity of opinion and experience when nominating directors.

Audit Committee

The Audit Committee is responsible for, among other matters:

●	appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm;

●	discussing with our independent registered public accounting firm the independence of its members from its management;

●	reviewing with our independent registered public accounting firm the scope and results of their audit;

●	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

●	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

●	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements;

●	coordinating the oversight by our board of directors of our code of business conduct and our disclosure controls and procedures

●	establishing procedures for the confidential and/or anonymous submission of concerns regarding accounting, internal controls or auditing matters; and

●	reviewing and approving related-party transactions.

Our Audit Committee consists of Zhaohui Feng, Chong Seng Kee and Jin He Shao, with Mr. Shao serving as chair of the Audit Committee. Our board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and NASDAQ rules. In addition, our board has determined that Mr. Shao qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the NASDAQ rules.

REPORT OF THE AUDIT COMMITTEE

The Company’s management is responsible for preparing the Company’s financial statements, implementing and maintaining systems of internal control, and the independent auditors are responsible for auditing those financial statements and expressing its opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in conformity with generally accepted accounting principles in the United States of America. The Audit Committee is responsible for overseeing the conduct of these activities by the Company’s management and the independent auditors. In fulfilling its responsibilities, the Board appointed Ernst & Young Hua Ming LLP, an independent registered public accounting firm, as the Company’s independent auditors for the 2021 fiscal year. During 2021, the Audit Committee reviewed and discussed with the independent auditors the overall scope and specific plans for their audit.

In connection with the Company’s Annual Report on Form 20-F, the Audit Committee reviewed and discussed with the independent auditors and with management the Company’s audited consolidated financial statements and the adequacy of its internal control over financial reporting. The Audit Committee met with the independent auditors, without management present, to discuss the results of the independent auditors’ audit and the overall quality of the Company’s financial reporting. The meeting was also designed to facilitate any desired private communication between the Audit Committee and the independent auditors.

The Audit Committee discussed with the independent auditors the matters required to be discussed by the Statement on Auditing Standards No. 61 (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board, or PCAOB, in Rule 3200T. The Audit Committee received the written disclosures and the letter from the independent auditors required by applicable requirements of the PCAOB regarding the independent accountants’ communications with the Audit Committee concerning independence, and has discussed with the independent auditors the independent auditors’ independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2021, as filed with the Securities and Exchange Commission.

Submitted by the Audit Committee.

/s/ Zhaohui Feng, Chong Seng Kee, Jin He Shao

Compensation Committee

The Compensation Committee is responsible for, among other matters:

●	reviewing and approving, or recommending to the board of directors to approve the compensation of our CEO and other executive officers and directors;

●	reviewing key employee compensation goals, policies, plans and programs;

●	administering incentive and equity-based compensation;

●	reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and

●	appointing and overseeing any compensation consultants or advisors.

Compensation Committee consists of Zhaohui Feng, Chong Seng Kee and Jin He Shao, with Mr. Kee serving as chair of the Compensation Committee.

Nominating Committee

The Nominating Committee is responsible for, among other matters:

●	selecting or recommending for selection candidates for directorships;

●	evaluating the independence of directors and director nominees;

●	reviewing and making recommendations regarding the structure and composition of our board and the board committees;

●	developing and recommending to the board corporate governance principles and practices;

●	reviewing and monitoring the Company’s Code of Business Conduct and Ethics; and

●	overseeing the evaluation of the Company’s management.

Our Nominating Committee consists of Zhaohui Feng, Chong Seng Kee and Jin He Shao, with Mr. Feng serving as chair of the Nominating Committee.

The Nominating Committee will consider director candidates recommended by shareholders. Shareholders who wish to recommend to the Nominating Committee a candidate for election to the Board should send their letters to: c/o Unit 1102, 11th Floor, Millennium City III, 370 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong SAR. The corporate secretary will promptly forward all such letters to the members of the Nominating Committee.

Board Member Attendance at Annual Meetings

Our Board nominees are generally expected to attend our Annual Meetings in person or by telephone unless personal circumstances make the Board member or director nominee attendance impracticable or inappropriate.

Shareholder Communications with Directors

We have no formal written policy regarding communication with the Board. Persons wishing to write to the Board or to a specified director or committee of the Board should send correspondence to the Secretary at our main office. Electronic submissions of shareholder correspondence will not be accepted. The Secretary will forward to the directors all communications that, in his judgment, are appropriate for consideration by the directors. Any correspondence received that is addressed generically to the Board will be forwarded to the Chairman of the Board, with a copy will be sent to the Chairman of the Audit Committee.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

A director is not required to hold shares as a qualification to office.

Executive Compensation

The following table shows the annual compensation paid by us for the years ended June 30, 2021 and June 30, 2020.

Name and principal position	Year	Salary ($)	All Other Compensation ($)	Total Paid ($)

Xiao Feng Yang, Chairman of the Board (1)	2021	99,445	-	99,445
	2020	112,762	-	112,762

Raymond Ming Hui Lin, CEO and Director (2)	2021	192,747	-	192,747
	2020	112,449	-	112,449

Rui Yang, Chief Financial Officer (3)	2021	75,742	-	75,742
	2020	64,839	-	64,839

Li Li, Chief Operating Officer (4)	2021	183,202	-	183,202
	2020	150,594	-	150,594

(1)	Appointed Chairman and President effective as of December 9, 2017 and President effective from December 9, 2017 to August 19, 2020.

(2)	Appointed Chief Executive Officer effective as of December 9, 2017.

(3)	Appointed Acting Chief Financial Officer effective as of November 1, 2019 and Chief Financial Officer as of December 17, 2020.

(4)	Appointed Chief Operating Officer effective as of June 11, 2019.

Under the applicable Chinese laws, we may only terminate employment agreements without paying the Employee severance pay under the following circumstances: (1) upon the labor contract expires, the Employee does not renew the contract even though the conditions offered by us are the same as or better than those stipulated in the current contract, (2) the Employee is at fault such as (i) is proved during the probation period not to satisfy the conditions for employment, (ii) materially breaches the Company’s rules and regulations, (iii) commits serious dereliction of duty or engaged in fraudulent practices, causing substantial damage to the Company, (iv) has additionally established an employment relationship with another employer which materially affects the completion of his tasks with the Company, or he refuses to rectify the matter after the same is brought to his attention by the Employer, (v) causes the employment contract to be invalid from the beginning, (vi) has his criminal liability pursued in accordance with the law, (3) the Employee has commenced drawing on his basic old age insurance pension in accordance with the law, (4) in the event of the Employee’s death, or being declared missing by a People’s Court, (5) the Company is declared bankrupt, (6) the Company has its business license revoked, is ordered to close or is closed down, or the Employer decides on early liquidation, or (7) another circumstance specified in laws or administrative statutes arises.

Except as set forth above, the Company will pay the Employee severance pay. An Employee shall be paid severance pay based on the number of years worked with us at the rate of one month’s wage for each full year worked. Any period of not less than six months but less than one year shall be counted as one year. The severance pay payable to an Employee for any period of less than six months shall be one-half of his monthly wages.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more officers serving as a member of our Board.

Outstanding Equity Incentive Awards at Fiscal Year-End

We have adopted a 2017 Equity Incentive Plan (the “2017 Plan”). The Plan is a stock-based compensation plan that provides for discretionary grants of, among others, stock options, stock awards and stock unit awards to key employees and directors of the Company. On July 12, 2018, our Board approved, upon a recommendation of the Compensation Committee, several restricted stock grants to the members of executive management and the Board of the Company pursuant to the terms of the Plan. Specifically, the Company granted an aggregate of 671,469 RSUs to key employees and directors under the Plan. No grants were made in fiscal 2018. RSUs granted to key employees and directors generally have a term of three years, but are subject to earlier termination in connection with termination of continuous service to the Company. RSUs are valid for a period of 10 years from July 12, 2018 to July 11, 2028. RSUs vest one-third per year over a three-year period, with the first one third vesting on the grant date. As at the grant date of July 12, 2018, the weighted-average fair value per share was $12.22 and the estimated total fair value of the restricted shares granted was $8.2 million. Following the foregoing issuance, we had 1,986,179 common shares available under the Plan. In addition, in November 2018, our Board of Directors authorized and approved an issuance to various key employees of the Company a total of 306,967 options to purchase common shares under the terms of the Plan, which options are exercisable at the exercise price of $5.25 per share and vesting over a 4-year period. On June 11, 2019, our Board approved an issuance of 12,000 RSUs to key employee under the Plan. RSUs granted to key employee have a term of one year, but are subject to earlier termination in connection with termination of continuous service to the Company. RSUs vest after one-year period. As at the grant date of June 11, 2019, the weighted-average fair value per share was $ 5.91 and the estimated total fair value of the restricted shares granted was $0.07 million. On October 8, 2019, our Board approved an issuance of 18,700 RSUs to key employees under the Plan. RSUs granted to key employees have a term of one year, but are subject to earlier termination in connection with termination of continuous service to the Company. RSUs vest after one-year period. As at the grant date of October 8, 2019, the weighted-average fair value per share was $ 5.07 and the estimated total fair value of the restricted shares granted was $0.09 million. On November 27, 2019, our Board approved an issuance of 594,600 RSUs to key employees under the Plan. RSUs granted to key employees vest on the grant date. As at the grant date of November 27, 2019, the weighted-average fair value per share was $2.7 and the estimated total fair value of the restricted shares granted was $1.6 million. In November 2019, our Board of Directors authorized and approved an issuance to various key employees of the Company a total of 775,250 options to purchase common shares under the terms of the Plan, which options are exercisable at the exercise price of $2.68 per share and vesting over a 4-year period.

We have adopted a 2019 Equity Incentive Plan (the “2019 Plan”). The Plan is a stock-based compensation plan that provides for discretionary grants of, among others, stock options, stock awards and stock unit awards to key employees and directors of the Company. The Company has granted no award under the 2019 Plan yet.

On April 3, 2020, our annual meeting of shareholders approved the 2020 Equity Incentive Plan (the “2020 Plan”). All of our employees, officers, and directors, and consultants are eligible to be granted options, restricted stock awards, stock unit awards, or stock appreciate rights (each, an “Award”) under the 2020 Plan. The 2020 Plan is currently administered by the Board, which has all the power to administer the 2020 Plan according to its terms, including the power to grant Awards, determine who may be granted Awards and the types and amounts of Awards to be granted, prescribe Award agreements, and establish programs for granting Awards. Awards may be made under the 2020 Plan for up to 11,011,663 of our common shares. On May 6, 2020, the Company granted 1,073,700 RSUs to key employees under the 2020 Plan. The RSUs granted to the employees fully vest on the grant date. The RSUs are valid for a period of 10 years from the grant date. The weighted-average grant-date fair value per share was $2.06 and the estimated total fair value of the RSUs granted was $2,208,601. On June 24, 2020, the Company granted 46,050 RSUs to key employees under the 2020 Plan. The RSUs granted to the employees fully vest on specified date within two years. The RSUs are valid for a period of 10 years from the grant date. The weighted-average grant-date fair value per share was $2.41 and the estimated total fair value of the RSUs granted was $110,981. On November 6, 2020, the Company granted 724,000 RSUs to key employees under the 2020 Plan. The RSUs granted to the employees 30% vest on the grant date and 70% vest six month later. The RSUs are valid for a period of 10 years from the grant date. The weighted-average grant-date fair value per share was $2.89 and the estimated total fair value of the RSUs granted was $2,092,360. On November 6, 2020, our Board of Directors authorized and approved an issuance to various key employees of the Company a total of 618,839 options to purchase common shares under the terms of the Plan, which options are exercisable at the exercise price of $2.68 per share and vesting over a 4-year period. On December 17, 2020, the Company granted 2,420 RSUs to key employees under the 2020 Plan. The RSUs granted to the employees fully vest on the grant date. The RSUs are valid for a period of 10 years from the grant date. The weighted-average grant-date fair value per share was $3.01 and the estimated total fair value of the RSUs granted was $7,284.20. On May 7, 2021, the Company granted 635,950 RSUs to key employees under the 2020 Plan. 606,000 RSUs granted to the employees fully vest on the grant date and 29,950 RSUs granted to the employees fully vest on specified date within one years. The RSUs are valid for a period of 10 years from the grant date. The weighted-average grant-date fair value per share was $3.86 and the estimated total fair value of the RSUs granted was $2,454,767. On August 23, 2021, the Company granted 1,219,600 RSUs to key employees under the 2020 Plan. The RSUs granted to the employees fully vest on specified date within four years. The RSUs are valid for a period of 10 years from the grant date. The weighted-average grant-date fair value per share was $3.15 and the estimated total fair value of the RSUs granted was $3,841,740. On August 23, 2021, our Board of Directors authorized and approved an issuance to various key employees of the Company a total of 2,790,300 options to purchase common shares under the terms of the Plan, which options are exercisable at the exercise price of $2.68 per share and vesting over a 4-year period. On January 31, 2022, the Company granted 1,300,000 RSUs to key employees under the 2020 Plan. The RSUs granted to the employees fully vest on the grant date The RSUs are valid for a period of 10 years from the grant date. The weighted-average grant-date fair value per share was $1.92 and the estimated total fair value of the RSUs granted was $2,496,000. On January 31, 2022, our Board of Directors authorized and approved an issuance to various key employees of the Company a total of 1,300,000 options to purchase common shares under the terms of the Plan, which options are exercisable at the exercise price of $1.68 per share and vesting over a 4-year period.

Director Compensation

All directors hold office until the next annual meeting of shareholders until their successors have been duly elected and qualified. There are no family relationships among our directors or executive officers. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive $1,500 per month for serving as directors and may receive option grants from our company.

Employment Agreements

Xiao Feng Yang Employment Agreement

On December 9, 2017, we entered into an employment agreement with Xiao Feng Yang pursuant to which he agreed to serve as our President. The agreement provides for an annual base salary of RMB144,000 and HK$566,472 (a total of approximately USD94,100) payable in accordance with the Company’s ordinary payroll practices. The compensation by the Company to Xiao Feng Yang in 2019 fiscal year was USD 102,827. Under the terms of the agreement, commencing with the year ended June 30, 2018, Mr. Yang will be entitled to receive an annual cash bonus the extent and timing of which are to be determined by the Company’s Compensation Committee; Mr. Yang is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. This employment agreement was automatically terminated upon Mr. Yang’s resignation in August 2020. The Company has paid Mr. Yang any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the employment agreement. Mr. Yang is the chairman of the board of the Company and has been a director of the Company since May 11, 2017.

Raymond Ming Hui Lin Employment Agreement

On December 9, 2017, we entered into an employment agreement with Raymond Ming Hui Lin pursuant to which he agreed to serve as our Chief Executive Officer. The agreement provides for an annual base salary of RMB144,000 and HK$389,880 (a total of approximately USD71,400) payable in accordance with the Company’s ordinary payroll practices. The compensation paid by the Company to Raymond Ming Hui Lin in 2019 fiscal year was USD 104,718. Under the terms of the agreement, commencing with the year ended June 30, 2018, Raymond Ming Hui Lin will be entitled to receive an annual cash bonus the extent and timing of which are to be determined by the Company’s Compensation Committee; he is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. The term of the agreement shall expire on December 8, 2022, which term will automatically extend for additional 12 month periods unless a party to the agreement terminates it upon 90 days’ notice. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the agreement. If his employment is terminated at our election without “cause” (as defined in the agreement), which requires 30 days’ advanced notice, or by him for “good reason” (as defined in the agreement), Raymond Ming Hui Lin shall be entitled to receive severance payments equal to 9 months’ of his base salary and a pro rata portion of his target annual bonus for the year when termination occurs. Raymond Ming Hui Lin has agreed not to compete with us for 9 months after the termination of his employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature.

Rui Yang Employment Agreement

On November 1, 2019, we entered into an employment agreement with Rui Yang pursuant to which she agreed to serve as our Acting Chief Financial Officer. Ms. Yang was appointed as Chief Financial Officer effective as of December 17, 2020. The agreement provides for an annual salary of RMB420,000 (a total of approximately USD60,000) payable in accordance with the Company’s ordinary payroll practices. Under the terms of the agreement, commencing with the year ended June 30, 2020, Ms. Yang will be entitled to receive an annual cash bonus the extent and timing of which are to be determined by the Company’s Compensation Committee; she is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. The term of the agreement shall expire on October 2024, which term will automatically extend for additional 12 month periods unless a party to the agreement terminates it upon 90 days’ notice. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of her salary through the date of her termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of her benefits under the agreement. If her employment is terminated at our election without “cause” (as defined in the agreement), which requires 30 days’ advanced notice, or by her for “good reason” (as defined in the agreement), Rui Yang shall be entitled to receive severance payments equal to 9 months’ of her base salary and a pro rata portion of her target annual bonus for the year when termination occurs. Rui Yang has agreed not to compete with us for 9 months after the termination of her employment; she also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature.

Li Li Agreement

On June 11, 2019, we entered into an employment agreement with Li Li pursuant to which he agreed to serve as our Chief Operating Officer. Mr. Li’s employment agreement, set to expire on June 10, 2022, provides for an annual salary of RMB 360,000 and HK$273,600 (approximately US$85,200) and 12,000 shares of common stock to be granted in June 2020. The compensation paid by us to Li Li for the fiscal year ended June 30, 2021 was US$183,202. Under the terms of the agreement, commencing with the year ended June 30, 2019, Li Li will be entitled to receive an annual cash bonus the extent and timing of which are to be determined by the Company’s Compensation Committee; he is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. The term of the agreement shall expire on June 30, 2022; which term will automatically extend for additional 12 month periods unless a party to the agreement terminates it upon 90 days’ notice. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the agreement. If his employment is terminated at our election without “cause” (as defined in the agreement), which requires 30 days’ advanced notice, or by him for “good reason” (as defined in the agreement), Li Li shall be entitled to receive severance payments equal to 9 months’ of his base salary and a pro rata portion of his target annual bonus for the year when termination occurs. Li Li has agreed not to compete with us for 9 months after the termination of his employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature.

OWNERSHIP OF THE COMPANY’S SECURITIES

The following table sets forth certain information regarding beneficial ownership of our shares by each person who is known by us to beneficially own more than 5% of our shares. The table also identifies the share ownership of each of our directors, each of our named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Our major shareholders do not have different voting rights than any other holder of our shares.

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to subscribe for within 60 days of March 28, 2022 through the exercise of any warrants or other rights. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all common shares that they beneficially own, subject to applicable community property laws. None of the stockholders listed in the table are a broker-dealer or an affiliate of a broker-dealer. Applicable percentage ownership is based on 21,513,822 common shares outstanding as of April 1, 2022. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o CLPS Incorporation, Unit 1102, 11th Floor, Millennium City III, 370 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong SAR.

Name of Beneficial Owner	Shares Owned	Ownership % (1)

Xiao Feng Yang (2)(7)	5,542,950	25.76
Raymond Ming Hui Lin (3)(6)(7)	6,451,074	29.99
Rui Yang (4)(6)	209,448	*
Li Li (6)(8)	368,330	1.71
Jin He Shao (5)(7)	10,000	*
Zhao Hui Feng(7)(9)	7,000	*
Chong Seng Kee(7)(10)	24,500	*

Directors & executive officers as a group (7 persons)	12,613,302	58.63

Qinrui Ltd. (2)	4,976,000	23.13
Qinhui Ltd. (3)	4,999,996	23.24
5% or greater beneficial owners as a group	9,975,996	46.37

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares or the power to receive the economic benefit of the common shares.

(2)	A British Virgin Islands corporation with the mailing address of c/o Ogier Global (BVI) Ltd., Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola, VG 1110, British Virgin Islands, with Xiao Feng Yang as its sole shareholder. As such, Mr. Yang is deemed to be the owner of all shares of the Company held by this entity. Also includes the vested portion of the restricted stock granted dated as of July 12, 2018. The total grant of 220,823 common shares to Mr. Yang vests in three equal installments, with the first installment vesting upon grant, and the second and third – on the first and second anniversary of the grant. Represents vested portion of the restricted stock granted dated as of May 6, 2020. The total grant of 250,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of November 6, 2020. The total grant of 80,000 common shares and 30% vests immediately on the grant date of award, the rest 70% vests on May 6, 2021. Represents vested portion of the restricted stock granted dated as of May 7, 2021. The total grant of 20,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 23, 2021. The total grant of 50,000 common shares and vest immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of January 31, 2022. The total grant of 270,000 common shares and vest immediately on the grant date of award. From March 10, 2021 to April 1, 2022 a total of 220,823 shares were disposed of in various occasions, resulting in the net increased holding of 199,177 shares.

(3)

A British Virgin Islands corporation with the mailing address of c/o Ogier Global (BVI) Ltd., Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola, VG 1110, British Virgin Islands, with Raymond Ming Hui Lin as its sole shareholder. As such, Mr. Lin is deemed to be the owner of all shares of the Company held by this entity. Also includes the vested portion of the restricted stock granted dated as of July 12, 2018. The total grant of 220,823 common shares to Mr. Lin vests in three equal installments, with the first installment vesting upon grant, and the second and third – on the first and second anniversary of the grant. Also includes 404,600 restricted shares granted to Mr. Lin on November 27, 2019 and vested immediately. Represents vested portion of the restricted stock granted dated as of May 6, 2020. The total grant of 250,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of November 6, 2020. The total grant of 80,000 common shares and 30% vests immediately on the grant date of award, the rest 70% vests on May 6, 2021. Represents vested portion of the restricted stock granted dated as of May 7, 2021. The total grant of 520,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 23, 2021. The total grant of 350,000 common shares and 50,000 vest immediately on the grant date of award, the rest will vest on May 23, 2022. Represents vested portion of the restricted stock granted dated as of January 31, 2022. The total grant of 517,000 common shares and vest immediately on the grant date of award. From March 10, 2021 to April 1, 2022 a total of 380,521 shares were disposed of in various occasions, resulting in the net increased holding of 786,479 shares.

(4)	Represents 17,793 shares, which she purchased prior to the Company’s IPO, and the vested portion of the restricted stock granted dated as of May 6, 2020. The total grant of 50,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of June, 24, 2020. The total grant of 12,000 common shares vested in whole on November 1, 2020. Represents vested portion of the restricted stock granted dated as of November 6, 2020. The total grant of 50,000 common shares and 30% vests immediately on the grant date of award, the rest 70% vests on May 6, 2021. Represents vested portion of the restricted stock granted dated as of May 7, 2021. The total grant of 12,000 common shares vested in whole on November 1, 2021. Represents vested portion of the restricted stock granted dated as of May 7, 2021. The total grant of 20,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of January 31, 2022. The total grant of 100,000 common shares and vest immediately on the grant date of award. From March 10, 2021 to April 1, 2022 a total of 52,345 shares were disposed of in various occasions, resulting in the net increased holding of 141,655 shares.

(5)	Represents vested portion of the restricted stock granted dated as of July 12, 2018. The total grant of 3,000 common shares vests in three equal installments, with the first installment vesting upon grant, and the second and third – on the first and second anniversary of the grant. Represents vested portion of the restricted stock granted dated as of November 6, 2020. The total grant of 3,000 common shares vests in three equal installments, with the first installment vesting upon grant, and the second and third – on the first and second anniversary of the grant. Represents vested portion of the restricted stock granted dated as of May 7, 2021. The total grant of 2,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 23, 2021. The total grant of 2,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of January 31, 2022. The total grant of 2,000 common shares vests in whole immediately on the grant date of award.

(6)	Executive officer.

(7)	Director.

(8)	The total grant of 12,000 common shares vests in one year after the date of award. Represents vested portion of the restricted stock granted dated as of May 6, 2020. The total grant of 100,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of June, 24, 2020. The total grant of 12,000 common shares vested in whole on June 11, 2021. Represents vested portion of the restricted stock granted dated as of November 6, 2020. The total grant of 150,000 common shares and 30% vests immediately on the grant date of award, the rest 70% vests on May 6, 2021. Represents vested portion of the restricted stock granted dated as of May 7, 2021. The total grant of 20,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of January 31, 2022. The total grant of 150,000 common shares vests in whole immediately on the grant date of award. From March 10, 2021 to April 1, 2022 a total of 99,848 shares were disposed of in various occasions, resulting in the net increased holding of 232,152 shares.

(9)	Represents vested portion of the restricted stock granted dated as of November 6, 2020. The total grant of 3,000 common shares vests in three equal installments, with the first installment vesting upon grant, and the second and third – on the first and second anniversary of the grant. Represents vested portion of the restricted stock granted dated as of May 7, 2021. The total grant of 2,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 23, 2021. The total grant of 2,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of January 31, 2022. The total grant of 2,000 common shares vests in whole immediately on the grant date of award.

(10)	Represents vested portion of the restricted stock granted dated as of November 6, 2020. The total grant of 3,000 common shares vests in three equal installments, with the first installment vesting upon grant, and the second and third – on the first and second anniversary of the grant. Represents vested portion of the restricted stock granted dated as of May 7, 2021. The total grant of 2,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 23, 2021. The total grant of 2,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of January 31, 2022. The total grant of 2,000 common shares vests in whole immediately on the grant date of award. From March 10, 2021 to April 1, 2022 a total of 16,500 shares were acquired from the market.

Certain Relations and Related Party Transactions

The following is a description of transactions since July 1, 2014, in which the amount involved in the transaction exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets as at the year-end for the last two completed fiscal years ended June 30, 2019 and 2018, and to which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Reorganization agreement with our shareholders

On November 2, 2017, the controlling shareholders transferred their 100% ownership interest in CLPS Shanghai to CLPS QC and Qiner, which are 100% owned by Qinheng and CLPS. On October 31, 2017, the controlling shareholders transferred 100% of their equity interests in Qiner to CLPS. The considerations for these transfers are at a nominal amount.

Other related party transactions:

The balances due to and due from related parties were as follows:

	As of June 30,
	2021	2020
Due from related parties:
Mr. Raymond Ming Hui Lin	-	169,185
Noncontrolling interest shareholder of JAJI China- Beijing Bright Technology Co., Ltd (“Beijing Bright”)	393,761	-
Equity investee of the Company-EMIT	152,367	-
Total	$546,128	$169,185
Due to related parties:
Equity investee of the Company-EMIT	183,148	-
Total	183,148	-

Due from related parties mainly represents, advances to the Company’s CEO and prepaid expenses to the noncontrolling interest shareholder of JAJI China.

Due to related parties mainly represents subcontracting cost to be paid to the equity investee-EMIT and expenses paid by the Company’s CEO on behalf of the Company.

Vote Required and Board Recommendation

The director nominees for directors who receive the affirmative vote of a majority of the common shares entitled to vote thereon which were present at the Annual Meeting and were voted will be elected. The Board recommends a vote FOR election of the director nominees.

Vote Required and Board Recommendation

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting is required for ratification of this Proposal. The Board recommends a vote FOR this Proposal.

OTHER MATTERS
GENERAL

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders wishing to communicate with the Board or any individual director may write to the Board or the individual director to the Board, CLPS Incorporation, c/o Unit 1102, 11th Floor, Millennium City III, 370 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong SAR. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual and current reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may read and copy any document the Company files at the website of the SEC referred to above. The Company’s file number with the SEC is 001-38505, and the Company began filing through EDGAR on February 23, 2018.

April 7, 2022	By Order of the Board of Directors

/s/ Raymond Ming Hui Lin
Title: Chief Executive Officer

ANNUAL MEETING OF SHAREHOLDERS OF CLPS INCORPORATION

May 17, 2022
NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, Proxy Statement and Proxy Card are available at
https://www.cstproxy.com/clpsglobal/2022.

Please sign, date and mail your proxy card in the envelope provided promptly.

CLPS INCORPORATION
2022 ANNUAL MEETING OF SHAREHOLDERS

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned acknowledges receipt of the Notice of Annual Meeting of Shareholders and the Proxy Statement and hereby appoints Raymond Ming Hui Lin and Jian Xu or either of them, each with full power of substitution, proxies with power of substitution and hereby authorizes them to represent and to vote, as designated below, all of the shares of common stock of the Company held of record by the undersigned on March 28, 2022 at the Annual Meeting of Shareholders to be held on May 17, 2022 at 10AM local China time (or May 16, at 10PM Eastern Daylight Time) at the Company’s principal executive office in Hong Kong SAR, and at all postponements or adjournments thereof, with all powers the undersigned would possess if personally present. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting.

The Board of Directors recommends that you vote “FOR” each proposal.

1. Election of Directors

☐	FOR ALL NOMINEES
☐	WITHHOLDING AUTHORITY
FOR ALL NOMINEES
☐	FOR ALL EXCEPT
(SEE INSTRUCTIONS BELOW)

☐ Xiao Feng Yang           ☐ Raymond Ming Hui Lin

☐ Zhaohui Feng               ☐ Chong Seng Kee                   ☐ Jin He Shao

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you which to withhold, as shown here: •

2. To transact any other business that is properly brought before the Annual Meeting or any adjournment or postponement thereof.

If any other business is presented at the meeting, this proxy will be voted by those named in this proxy in their best judgment. At the present time, the Board of Directors is not aware of any other business to be presented at the meeting. If you return an executed copy of this proxy card and do not check a box with respect to any of the proposals set forth above, the Shares represented by this proxy card will be voted “For” the directors and “For” the ratification of the Company’s auditors.

Signature of Shareholder: ___________________ Date: ______________________ , 2022

Signature of Shareholder: ___________________ Date: ______________________ , 2022

Note: Please sign exactly as your name or names appear on this Proxy. If Shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.